ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

May 5, 2017

Enerplus Announces Voting Results from the 2017 Annual Meeting of Shareholders

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from its Annual Meeting held Friday, May 5, 2017. Each of the matters is described in greater detail in the 2017 Notice of Annual Meeting and Information Circular and Proxy Statement dated March 30, 2017 (the "Circular").

1. Election of Directors

Shareholders elected the following nine nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
David H. Barr	114,758,730	99.09%	1,048,566	0.91%
Michael R. Culbert	114,623,692	98.98%	1,183,604	1.02%
Ian C. Dundas	114,764,390	99.10%	1,042,906	0.90%
Hillary A. Foulkes	114,653,189	99.00%	1,154,106	1.00%
Robert B. Hodgins	112,236,096	96.92%	3,571,200	3.08%
Susan M. MacKenzie	114,671,554	99.02%	1,135,742	0.98%
Elliott Pew	114,689,026	99.03%	1,118,270	0.97%
Glen D. Roane	104,489,263	90.23%	11,318,033	9.77%
Sheldon B. Steeves	114,733,522	99.07%	1,073,774	0.93%

2. Appointment of Auditors

Shareholders voted to approve the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation:

Votes For	Votes Withheld
148,964,681	3,176,834

3. Approval of Unallocated Share Awards under the Share Award Incentive Plan

Shareholders voted to approve all unallocated restricted share unit awards and performance share unit awards of the Corporation until May 5, 2020, as described in the Circular:

Votes For	Percent	Votes Against	Percent
109,252,693	94.34%	6,554,595	5.66%

4. Approval of the Non-Binding Resolution on the Approach to Executive Compensation

Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation, as described in the Circular:

Votes For	Percent	Votes Against	Percent
109,496,957	94.55%	6,310,328	5.45%

About Us

Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com. Shareholders may, upon request, receive a printed copy of our audited financial statements at any time.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation